UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)
Under the Securities Exchange Act of 1934

RURAL/METRO CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

781748108

 (CUSIP Number)

 Copies to:

Scott A. Arenare Managing Director and General Counsel c/o Warburg Pincus LLC 450 Lexington Avenue New York, NY 10017 (212) 878-0600	Robert P. Davis Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2670
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS WP Rocket Holdings Inc. (f/k/a WP Rocket Holdings LLC)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 5)
14		TYPE OF REPORTING PERSON HC – CO

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 96.9 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 96.9 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96.9 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.9% (See Item 5)
14		TYPE OF REPORTING PERSON PN

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Warburg Pincus X Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3.1 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3.1 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3.1 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (See Item 5)
14		TYPE OF REPORTING PERSON PN

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Warburg Pincus X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 5)
14		TYPE OF REPORTING PERSON PN

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Warburg Pincus X LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 5)
14		TYPE OF REPORTING PERSON OO

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100 (See Item 5)
14		TYPE OF REPORTING PERSON OO

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Warburg Pincus & Co.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 5)
14		TYPE OF REPORTING PERSON PN

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Warburg Pincus LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 5)
14		TYPE OF REPORTING PERSON OO

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Charles R. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 5)
14		TYPE OF REPORTING PERSON IN

CUSIP No. 781748108	13D	Page

1	NAMES OF REPORTING PERSONS Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 5 )
14		TYPE OF REPORTING PERSON IN

Introductory Note

Information reported in the Schedule 13D of Rural/Metro Corporation, a Delaware corporation (the “Issuer”), initially filed with the U.S. Securities Exchange Commission on April 6, 2011 (the “Original Schedule 13D”), remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”). Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original Schedule 13D.

Item 2.     Identity and Background

This Amendment No. 1 amends the Original Schedule 13D on behalf of the Reporting Persons.

Item 2 of the Original Schedule 13D is hereby amended by replacing the first sentence of the first paragraph with the following:

This Amendment No. 1 is filed jointly on behalf of WP Rocket Holdings Inc. (f/k/a WP Rocket Holdings LLC), a Delaware corporation (“Parent”), Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WP X Partners”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of each of WP X and WP X Partners (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages certain private equity funds, including WP X and WP X Partners (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-President of WP LLC who may be deemed to control Parent, WP X, WP X Partners, WP X LP, WP X LLC, WP Partners, WP and WP LLC (Messrs. Kaye and Landy, together with WP X, WP X Partners, WP X LP, WP X LLC, WP Partners, WP and WP LLC, the “Warburg Pincus Reporting Persons” and the Warburg Pincus Reporting Persons together with Parent, the “Reporting Persons”).

Item 3.            Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

Parent paid approximately $437 million as consideration for shares of common stock, par value $0.01 per share of the Issuer (the “Common Stock”) in connection with the Merger.  The purchase price was funded by (i) a senior secured term loan facility in the aggregate principal amount of $325 million, $5 million of borrowing under a senior secured revolving credit facility with a maximum availability of $100 million and $200 million of senior notes, (ii) equity financing provided by working capital of the investment funds WP X and WP X Partners and (iii) cash of the Issuer.

Item 4.            Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by replacing the first paragraph after the first sentence with the following:

On March 28, 2011, the Parent, the Issuer, and WP Rocket Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). On June 27, 2011, the Merger Agreement was approved and adopted by the vote of the stockholders of the Issuer, including the vote of the Stockholders subject to the Voting Agreement. On June 30, 2011, pursuant to the Merger Agreement, and upon the terms and conditions thereof, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent.  Under the terms of the Merger Agreement, each share of Common Stock outstanding at the effective time of the Merger, other than any shares owned by the Issuer as treasury stock, any shares owned by any direct or indirect wholly-owned subsidiary of the Issuer, any shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent or any shares which were held by a stockholder who properly exercised and perfected its, his or her appraisal rights under Delaware law, was cancelled and converted into the right to receive $17.25 in cash, without interest thereon and less any required withholding taxes. As a result of the Merger, Parent owns all 100 of the issued and outstanding shares in the Issuer and the Issuer is a wholly-owned subsidiary of Parent. WP X and WP X Partners own, respectively, 96.9% and 3.1% of Parent.

As a result of the effectiveness of the Merger, the Issuer is now a privately-held corporation with no public market for its common stock and price quotations with respect to sales of the Issuer’s common stock in the public market are no longer available.  The Issuer has requested that the NASDAQ Capital Market file a Form 25 deregistering the Common Stock from registration under Section 12(b) of the Exchange Act, and the Issuer will file a Form 15 to deregister its Common Stock from registration under Section 12(g) of the Exchange Act.

Item 5.            Interest in Securities of the Issuer

The provisions of Item 4 that are added pursuant to this Amendment No. 1 are hereby incorporated by reference into this Item 5.

Item 5 of the Original Schedule 13D is hereby amended by replacing section (c) with the following:

(c)  There have been no reportable transactions with respect to the Common Stock within the last sixty (60) days by the Reporting Persons, except as described in this Amendment No. 1

Item 7.           Material to Be Filed as Exhibits

The following document is filed as an exhibit hereto:

1.
Joint Filing Agreement, dated April 6, 2011, by and among WP Rocket Holdings Inc. (f/k/a WP Rocket Holdings LLC), Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X, L.P., Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Messrs. Charles R. Kaye and Joseph P. Landy (incorporated by reference to the Schedule 13D filed April 6, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2011

WP ROCKET HOLDINGS INC.

By: /s/ Sean D. Carney
Name: Sean D. Carney
Title: President

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner

By: Warburg Pincus X LLC, its general partner

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner

By: Warburg Pincus X LLC, its general partner

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By:  /s/ Scott A. Arenare
Name: Charles R. Kaye
Title: Scott A. Arenare
  Attorney-in-Fact*

JOSEPH P. LANDY

By:  /s/ Scott A. Arenare
Name: Joseph P. Landy
Title: Scott A. Arenare
  Attorney-in-Fact**

* The Power of Attorney given by Mr. Kaye was previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 2, 2006 as an exhibit to the statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

** The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to the statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

EXHIBITS

Exhibit List

1.
Joint Filing Agreement, dated April 6, 2011, by and among WP Rocket Holdings Inc. (f/k/a WP Rocket Holdings LLC), Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X, L.P., Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Messrs. Charles R. Kaye and Joseph P. Landy (incorporated by reference to the Schedule 13D filed April 6, 2011).